December 8, 2006

John Reynolds, Assistant Director
John Zitko
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Fortress America Acquisition Corporation (“FAAC”)
Preliminary Proxy Statement on Schedule 14A
Amendment 1 Filed October 30, 2006

Form 10-K for the period ending December 31, 2005
File No. 0-51426

Dear Mr. Reynolds and Mr. Zitko:

Thank you for your letter dated November 30, 2006 setting forth comments on the above-referenced Preliminary Proxy Statement on Schedule 14A.

On behalf of Fortress America Acquisition Corporation (“FAAC”), we are filing herewith Amendment No. 2 to the Preliminary Proxy Statement (“Amendment No. 2”). We are also providing to the Staff four unmarked copies of Amendment No. 2 and four copies of Amendment No. 2 that are marked to show changes from the Preliminary Proxy Statement. Unless otherwise indicated, all references to page numbers in the below responses to your comments are to pages of the marked version of Amendment No. 2 provided herewith.

This response letter has been filed via EDGAR, tagged as “CORRESP.” The attachments to this letter have not been provided via EDGAR. Instead, we are delivering an original of this letter, together with all attachments, by hand.

We look forward to working with you in connection with your ongoing review of the Proxy Statement and its clearance as soon as practicable. As the Staff is aware, given the deadline FAAC faces for completion of the transaction that is the subject of the Proxy Statement, prompt clearance of the Proxy Statement is extremely important to the FAAC investors.

General

1.
Please disclose whether Evergreen Capital LLC and/or Focus Enterprises, Inc. is registered as a broker dealer. If either or both are not, please provide the Staff with a legal analysis as to the necessity for each to register as a broker dealer, with specific reference to all of the activities disclosed in your Proxy Statement.

Response: Focus Enterprises, Inc. (“Focus”) and Evergreen Capital LLC (“Evergreen”) are discussed separately below.

John Reynolds
John Zitko
December 8, 2006

Focus Enterprises, Inc.

Focus has informed FAAC that it is a registered broker-dealer. Disclosure to this effect has been added on page 37 of Amendment No. 2.

Evergreen Capital LLC

Evergreen is not registered as a broker-dealer and disclosure to this effect has been added on page 38 of Amendment No. 2. The following is in response to the Staff’s request for an analysis as to the necessity of Evergreen to register as a broker-dealer in connection with the acquisition of TSS/Vortech by FAAC.

Background

As disclosed under “Background of the Acquisition,” Evergreen became aware that FAAC was seeking an acquisition in the homeland security space and mentioned the opportunity to the members of TSS/Vortech. Evergreen had not been retained by TSS/Vortech at the time of the introduction. Because the initial introduction of FAAC occurred through a member of Evergreen’s Board of Advisors, Evergreen principals participated in the introductory meeting. At that time, no particular acquisition structure was contemplated, and the parties did not contemplate the sale of TSS/Vortech securities except in the context of a sale of the companies’ assets or membership interests to a single acquirer. The decision to effect the acquisition by means of the sale of membership interests of TSS/Vortech was made solely by FAAC and TSS/Vortech without the recommendation of Evergreen. The fees payable by TSS/Vortech to Evergreen will consist of a finder’s fee or, in the event that a transaction does not occur, consulting fees based on the hourly rates charged by Evergreen personnel. This fee arrangement would have applied if the parties had chosen to effect the transaction by means of an asset sale or merger rather than a sale of membership interests. As disclosed in Amendment No. 2, Evergreen has agreed to accept payment of a portion of its fees in up to 67,825 shares of restricted FAAC stock in order to preserve the cash portion of the acquisition consideration for the members of TSS/Vortech. Further, as described on pages 38 through 40 of Amendment No. 2, Evergreen participated in certain meetings and conference calls during which the acquisition of TSS/Vortech by FAAC was discussed, and also provided the members of TSS/Vortech with financial and tax related consulting services in connection with the proposed transaction.

Analysis

Section 15(a)(1) of the Securities Exchange Act of 1934 (the “Exchange Act”) provides that “it shall be unlawful for any broker or dealer which is . . . a person other than a natural person . . . to make use of the mails or any means or instrumentality of interstate commerce to effect any transactions in, or to induce or attempt to induce the purchase or sale of, any security… unless such broker or dealer is registered [with the Commission].”

John Reynolds
John Zitko
December 8, 2006

According to Section 3(a)(4) of the Exchange Act, the definition of a broker consists of the following five elements:

•	any person
•	engaged in the business
•	of effecting transactions
•	in securities
•	for the account of others

In order to determine whether a person or entity acts as a broker or dealer, the Commission has looked at the activities that the person or entity actually performs. In connection with so-called “finder” or “business broker” activities, the Commission has granted no-action relief in circumstances similar to those here. For instance, the Commission did not require broker-dealer registration of a finder, acting as a business broker, whose activities consisted mainly of selling businesses that were going concerns. International Business Exchange Corporation, SEC No-Action Letter (Dec. 12, 1986). The Commission based its decision on the following factors:

•	the finder had a limited role in negotiations between the purchaser and seller;
•	the businesses represented by the finder were going concerns and not “shell” corporations;
•	only assets were advertised or otherwise offered for sale by the finder;
•	transactions effected by means of securities conveyed all of a business’s equity securities to a single purchaser or group of purchasers formed without the assistance of the finder;
•	the finder did not advise the two parties whether to issue securities or assess the value of any securities sold;
•	the finder’s compensation did not vary according to the form of conveyance (i.e., securities rather than assets); and
•
the finder did not assist purchasers in obtaining financing, except to the extent of providing a list of potential lenders, such as banking and venture capital firms, that expressed an interest in extending credit, at the request of the purchaser or seller.

John Reynolds
John Zitko
December 8, 2006

See also Victoria Bancroft, SEC No-Action Letter (August 9, 1987).

TSS/Vortech is aware that the Commission has taken the position that a finder that was “actively involved in securities transactions, by negotiating their terms, providing advice regarding their terms [and] providing other assistance” may be required to register as a broker-dealer. See Davenport Management, Inc., SEC No-Action Letter, [1993 Transfer Binder] Fed. Sec. L. Rep. (CCH) 76,643 at 77,737 (April 13, 1993). See also., Fulham & Co., SEC No-Action Letter (December 20, 1972) (noting that a finder was considered a broker because the finder arranged the structure of the offerings and in some cases negotiated on behalf of the issuer of the securities). However, as regards to its work for TSS/Vortech, Evergreen did not actively “negotiate” the terms of the transaction or propose or advise either FAAC or TSS/Vortech to issue, sell or accept securities, although its representatives were present at certain meetings and participated in conference calls during which the terms of the transaction were discussed. Notwithstanding such participation, the members of TSS/Vortech controlled the discussions and negotiated the terms of the acquisition and used Evergreen’s consulting services only in a supporting role. In this regard, there were a number of meetings and calls at which Evergreen representatives were not present and at which the terms of the acquisition were established and agreed to. In considering Evergreen’s activities as described in Amendment No. 2, TSS/Vortech respectfully requests the Staff to consider that Thomas Rosato, TSS/Vortech’s Chief Executive Officer and co-owner, is a certified public accountant with over 30 years of accounting and management experience. He has owned, operated and sold a number of business entities. Mr. Rosato, along with Gerard Gallagher, TSS/Vortech’s President and Chief Operating Officer, conducted and controlled the significant negotiations with FAAC. Both Mr. Rosato and Mr. Gallagher were aware that Evergreen is not a registered broker-dealer, and neither is in need of the protections that broker-dealer registration is designed to provide.

We also understand that the Commission considers the payment of transaction-based compensation to a business broker or finder as a factor in considering whether registration is required. See e.g., Herbruck, Alder & Co., SEC No-Action Letter (June 4, 2002). In this case, if the acquisition is consummated, Evergreen’s consideration will consist of a finder’s fee payable upon closing. In particular, the fees payable to Evergreen will consist of cash of $475,000 and up to 67,825 shares of restricted FAAC stock in order to preserve the cash portion of the acquisition consideration for the members of TSS/Vortech. In the event that a transaction does not occur, Evergreen will receive consulting fees based on the hourly rates charged by Evergreen personnel. In either case, the public stockholders of FAAC will not be affected by the payment of fees to Evergreen, as these fees are the responsibility of Mr. Rosato and Mr. Gallagher. Under these circumstances, TSS/Vortech submits that the compensation arrangements with Evergreen are akin to the payment of transaction based consideration contemplated by the International Business Exchange no-action letter discussed above.

John Reynolds
John Zitko
December 8, 2006

Conclusion

TSS/Vortech understands that the activities of unregistered business brokers such as Evergreen may implicate the need for broker-dealer registration in some circumstances. Our position is that, under the totality of the facts and circumstances, Evergreen’s activities were limited so as not to require registration in this case.

Further, as noted above, TSS/Vortech respectfully submits that the Commission’s investor protection concerns are not implicated in these circumstances. Finally, regardless of the Staff’s view as regards Evergreen’s activities, TSS/Vortech respectfully submits that this transaction should not be penalized by additional processing delays associated with Evergreen’s status.

2.
We note your added disclosure on page 41 of your Proxy Statement that you “had not, prior to the effectiveness of [y]our registration statement, selected any acquisition target or contacted, directly or indirectly, any agents of any targets.”

However, we also note that your Director C. Thomas McMillen appears to have purchased 1.25 billion shares of common stock of an entity called Celerity Systems, Inc. from Cornell Capital soon after the effectiveness of your Initial Public Offering, thus becoming a control person, President, Chief Executive Officer and Chairman of the Board of Celerity. At the time such acquisition and change in control was disclosed, Celerity proposed to change its name to Homeland Security Capital Corporation and “announced…its intention to pursue a new strategic direction: to focus on owning and operating small and mid-sized growth businesses that provide homeland security solutions through innovative technologies to both the public and private sector and to drive growth through management, strategic guidance, capital and financial support, and government marketing expertise.”

Mr. McMillen’s intentions with respect to such activities do not appear to have been disclosed in your IPO registration statement.

In light of the short time frame between your initial public offering and Mr. McMillen’s acquisition of Celerity Systems, Inc. and the apparent overlap in business activities carried out by both FAAC and Homeland Security Capital Corporation, please disclose the timeline relating to the acquisition of Mr. McMillen’s interest in Celerity/Homeland, including the dates of all contacts and negotiations with Cornell Capital. We may have further comment.

Response: In response to this comment, FAAC has added disclosure regarding discussions among Mr. McMillen, Cornell Capital and Homeland on pages 108 and 109 of Amendment No. 2.

John Reynolds
John Zitko
December 8, 2006

As noted in the Staff’s comment and in the supplemented disclosure referred to above, Mr. McMillan did not enter into agreements with Cornell Capital and Homeland until after the completion of FAAC’s offering.

The discussions among Mr. McMillen, Cornell Capital and Homeland, and the arrangements ultimately agreed to, are not inconsistent with FAAC’s statement that it had not, prior to the effectiveness of its registration statement, selected or contacted any acquisition targets. In addition, as described in the supplemental disclosure in Amendment No. 2 referred to above, the profiles of FAAC’s targets and the businesses acquired by Homeland are significantly different.

3.
In connection with the preceding comment, in light of the strategic focus of Celerity Systems being “owning and operating small and mid-sized growth businesses that provide homeland security solutions” as soon as it was disclosed that Mr. McMillen had acquired his interest, and because statements that you had not selected any acquisition target do not necessarily rule out other efforts to locate a target, if true, please clarify your statement on page 41 to affirmatively disclose all actions taken with respect to identifying possible targets of FAAC prior to the effectiveness of your IPO registration statement.

Response: FAAC has revised the disclosure on page 37 to make such an affirmative statement in response to this comment. Please also see the disclosure added on pages 108 and 109 in response to comment 2 above.

4.
Please provide a risk factor and appropriate disclosure throughout your Proxy Statement with respect to the apparent conflict(s) presented by Mr. McMillen’s business activities. We may have further comment.

Response: Although FAAC believes that, as noted in response to comment 2, there is no actual conflict, FAAC has added a risk factor on page 22 and has added disclosure on pages 108 and 109 of Amendment No. 2 in response to this comment. FAAC has also added cross references to this additional disclosure on pages 4, 13 and 50 of Amendment No. 2.

Forward Looking Statements, page 21

5.
We reissue comment five from our letter of September 22, 2006. We note your response that you have revised the risk factor appearing on page 27 of the amended proxy statement. Consider explaining why the term “substantially less revenue” is used instead of “no significant revenue” as used in your original filing and currently appears on page 91. To the extent that the terms may vary, please clarify.

John Reynolds
John Zitko
December 8, 2006

Response: FAAC has revised the risk factor on page 24 to clarify that TSS/Vortech does not anticipate that it will recognize significant revenue from the project for its major REIT customer after the second quarter of 2007. The change from prior disclosure that work would likely be completed in the first quarter of 2007 is a result of TSS/Vortech’s receipt of additional work orders that will extend work on the project into the second quarter of 2007.

Please also see the supplemented disclosure referred to in response to comments 6 and 7 below.

6.
In connection with the preceding comment and with reference to comment 20 from our letter of September 22, 2006, please reconcile your disclosure on page 91 that “TSS/Vortech is increasing its backlog of technology projects” with that contained on page 27 that “TSS/Vortech’s backlog is declining.” To the extent that you consider “technology projects” to be only a subset of backlog, in order to balance the disclosure found on page 91 please clarify and highlight that there appears to be a trend of overall decline.

Response: In response to this comment, TSS/Vortech has revised the disclosure that now appears on pages 81 through 83 of Amendment No. 2 so as to be consistent with the revised risk factor referred to in response to comment 5 above. In particular, on pages 81 and 82 Amendment No. 2, in the Overview section of the Management’s Discussion & Analysis, TSS/Vortech now emphasizes the decline in backlog and that its backlog is not expected to either grow or be as reliable an indicator of future revenues as has been the case in the past. Also see the additional disclosure at page 83 of Amendment No. 2, at the end of the subsection “Contract Base and Backlog” in Management’s Discussion & Analysis. TSS/Vortech respectfully submits that this additional disclosure clarifies and highlights the backlog trend referred to in this comment.

7.
In connection with the preceding comment, we note the following disclosure on page 91: “TSS/Vortech believes, based on its progress to date, that it is on track to develop the additional customers required in order to replace the revenue from the runoff of its major customer by mid-2007.” Based on disclosure contained on the same page, it appears that the company will need to generate $18 million in new business per quarter beginning on April 1, 2007 in order to replace the revenue it will be losing and that the company has succeeded in generating business from new customers only at the rate of $2.75 million per quarter as of the latest reported financial period.

John Reynolds
John Zitko
December 8, 2006

Please clarify and/or revise the disclosure contained throughout your document as necessary to account for such apparent discrepancy, including provision of the basis for your statement quoted above. For example, we note the Q&A on page four entitled “What will be FAAC’s strategy after the acquisition is completed?” and the statement contained therein that “FAAC believes that increasing the number of TSS/Vortech’s sales and marketing persons will significantly improve its opportunities for each of its traditional services and result in organic growth.” In light of the apparent results of TSS/Vortech’s efforts to grow its business to date, as noted above, please balance your disclosure on this point throughout your Proxy Statement.

Response: In response to this comment, TSS/Vortech has revised the sentence referred to in the first paragraph of this comment to state that “TSS/Vortech believes that it is making progress toward replacing the revenue from the runoff of its major customer . . .” See page 82 of Amendment No. 2. Please also see the revised disclosure responsive to comments 5 and 6 above.

TSS/Vortech is uncertain of the basis of the quarterly new customer revenue of $2.75 million as calculated by the Staff. As disclosed on page 81 of Amendment No. 2, during the nine months ended September 30, 2006, TSS/Vortech closed $25.3 million in new business, consisting of $8.5 million in contracts with its REIT customer on the major project and $16.8 million in contracts with other existing customers and new customers. Based on the sales results for the 11 months through November 30, 2006, TSS/Vortech has recognized an average of $9.5 million in new business per quarter during 2006, of which $2.6 million per quarter is from its major REIT customer. As noted in our response to comment 5 above, TSS/Vortech has received additional work orders from its REIT customer on its major project that will extend work on the project into the second quarter of 2007, which provides additional ramp up time for TSS/Vortech’s ongoing business development efforts. In sum, TSS/Vortech respectfully submits that this information provides a reasonable basis for TSS/Vortech’s revised assessment that it is “making progress toward replacing the revenue from the runoff of its major customer”. Of course, there can be no assurance in this regard, and this fact is disclosed in the risk factors on page 24 of Amendment No. 2 and also on page 83 of Amendment No. 2.

Fairness Opinion, page 48

8.
We note your response to comment 12 from our letter of September 22, 2006 and the disclosure contained on page 52 of your amendment that “For purposes of its opinion, [Business Valuation Center, Inc. (“BVC”)] assumed that the portion of the revenues of TSS/Vortech derived from its major customer would be replaced over time by multiple revenue sources consisting of reduced but significant revenue from continuing contracts with the major customer, future contracts arising from the ongoing business relationship of TSS/Vortech with the major customer, expanded business relationships with existing customers of TSS/Vortech and revenue from new customers of TSS/Vortech originated in connection with its new business diversification and development efforts.”

John Reynolds
John Zitko
December 8, 2006

Please disclose the basis for such assertion. The Staff was unable to locate an explicit assumption along the lines asserted above. In light of the company’s disclosure that the customer in question accounted for 78% of TSS/Vortech’s revenue in FY2005, assuming away the ability to replace such revenue would appear to be properly identified with specific reference.

Response: In response to this comment, FAAC has refined and supplemented the disclosure referred to in this comment. See pages 44, 47 and 48 of Amendment No. 2. In addition, in light of the fact that a number of the Staff’s comments have to do with revenue risks arising out of declining backlog associated with the major TSS/Vortech customer, FAAC has added a new risk factor on page 24 of Amendment No. 2 to the effect that “The fairness opinion relied upon by the board of directors in approving the acquisition was based on assumptions as to future performance of TSS/Vortech, including revenue levels, that may not be consistent with actual future performance.” Such risks are inherent, to varying degrees, in all fairness opinions, but FAAC believes that this risk factor may be useful in addressing the specific concerns with respect to the TSS/Vortech revenue uncertainties.

In its revised and supplemented disclosures on pages 44 through 49 of Amendment No. 2, FAAC has modified the assertion referred to in this comment. However, based on consultations with BVC, FAAC understands that BVC’s views as to TSS/Vortech revenue levels were based on (1) financial projections for TSS/Vortech provided to BVC for 2006, which showed continued revenue from TSS/Vortech’s major customer, and (2) a growth rate of 9.6% annually from 2007 through 2010. BVC has informed FAAC that although it was aware of the projected drop in backlog for TSS/Vortech’s major customer, BVC was advised by TSS/Vortech that the addition of new contracts with the major customer, extensions under that or other existing contracts, and new business would replace the revenue generated under the contracts included in backlog. BVC has further informed FAAC that it believes these growth assumptions were warranted in light of the historical industry growth rate of 9.6% and were further supported by the historical growth experienced by TSS/Vortech, discussions with, and the experience levels of the principals of TSS/Vortech, the plans of TSS/Vortech to enhance marketing efforts, and TSS/Vortech’s projected 2006 revenues.

9.
If you are unable to provide a basis for the assertion that BVC made such assumptions, we reissue comment 12 from our letter of September 22, 2006. With respect to each of the models presented, please include disclosure as to the manner by which the cessation of such customer’s contracts was taken into account and reflected in the resultant valuation.

John Reynolds
John Zitko
December 8, 2006

Response: As noted in the response to comment 8 above, because BVC used financial projections provided to it by TSS/Vortech for 2006 and used an industry historical growth rate of 9.6% for revenue growth thereafter, the cessation of the major customer’s contracts did not impact BVC’s valuation. Please see the supplemented disclosure and additional risk factor referred to in the response to comment 8 above.

10.
If you are able to provide the basis of the assertion noted above, please disclose why BVC made the assumption that “the portion of the revenues of TSS/Vortech derived from its major customer would be replaced over time by multiple revenue sources consisting of reduced but significant revenue from continuing contracts with the major customer, future contracts arising from the ongoing business relationship of TSS/Vortech with the major customer.” (emphasis added)

The Staff notes that such assertion does not appear to be reflected in the disclosure now present in your Proxy Statement; it actually appears that you disclosed “no significant revenue” would be obtained from such customer in your initial filing.

Response: The response to comment 8 above is incorporated herein by reference. In addition, FAAC respectfully notes that, as discussed in the revised Management’s Discussion and Analysis of Financial Condition and Results of Operations of TSS/Vortech on pages 81 through 83 of Amendment No. 2, TSS/Vortech expects to continue to receive significant revenue from its major customer through the second quarter of 2007, or for approximately one year following the valuation date of BVC’s opinion. Further, TSS/Vortech believes it is progressing in replacing the major customer revenue.

11.
In connection with the preceding comment, if the assumptions noted above were conveyed to BVC by the company’s management at the time of BVC’s May 31, 2006 opinion, but contrary disclosure is now present in the company’s Proxy Statement, at minimum, it would appear that such assumptions are no longer valid. If such assumptions are no longer valid, the current status of the opinion obtained from BVC is unclear. Therefore, please disclose whether management currently views such assumptions to be valid and the resultant impact upon management’s recommendation to shareholders in the case that it does not.

Response: Please see the response to comment 8 and the revised and supplemented disclosure referred to therein.

12.
Please disclose the basis of your disclosure on page 52 that “BVC’s opinion was based on the business, economic, market and other conditions as they existed as of May 31, 2006.” Again, the Staff could find no such reference within the opinion provided with your Proxy Statement.

John Reynolds
John Zitko
December 8, 2006

Response: In response to this comment, FAAC has revised the disclosure on page 44 of Amendment No. 2 to state that the opinion was effective as of July 31, 2006 in lieu of the disclosure quoted above.

Pro Forma Condensed Consolidated Financial Statements, page 66

13.
We note your response to prior comment 17, including your statement that the adjustments for excess bonus payments, management fees and consulting fees are factually supportable. If this is the case, please tell us where you have disclosed the nature and amounts of these payments in the registration statement, or revise your disclosures accordingly.

Response: In response to this comment, and in order to eliminate possible confusion, FAAC has removed from the pro forma statements the previous adjustments for excess bonus payments, management fees and consulting fees. Instead, these items are disclosed in a new note e to the Pro Forma Condensed Consolidated Financial Statements on page 67 of Amendment No. 2. FAAC understands and believes that this treatment is consistent with the treatment of similar items allowed by the Staff in the case of other comparable issuers.

14.
We note your response to prior comment 13. You disclose in Management’s Discussion and Analysis that the majority of your revenues and cash flows from 2003-2005 were derived from a series of contracts with one customer, a real estate investment trust (REIT) that is providing critical space for a government agency. We note that these contracts are winding down and that you no longer expect to receive significant amounts of revenue from these contracts after the first quarter of 2007. You disclose that you have successfully sought new customers since 2005. It appears to us that the expected life of a customer intangible should be based upon a historical track record with customers that you expect to continue for periods after the acquisition. With the winding down of the business with the REIT and your recent experiences obtaining customers with which you have a limited track record, please justify the 10 year life you have assigned to customer intangibles.

Response: Although TSS/Vortech has a limited operating history, Mr. Rosato and Mr. Gallagher each have over 25 years of experience in the mission-critical facilities business and have managed several prior companies that have operated in this sector. Over the course of their careers, each has developed and maintained relationships with customers that have spanned years and, in some cases, more than 15 years. Many of the customers of TSS/Vortech have relationships with Mr. Rosato and/or Mr. Gallagher that predate the formation of the companies by many years. FAAC believes that the factors underlying the length of these relationships, including quality of service, historical experience and personal relationships, will continue after the acquisition.

John Reynolds
John Zitko
December 8, 2006

Further, the services offered by TSS/Vortech can involve lifecycles of several years or more in which TSS/Vortech may first provide technical consulting services, then design and engineering services, the construction and installation management services and then facility management services. This is evidenced, for example, by the major REIT customer referred to in responses to other comments above.

Finally, BVC, which provided FAAC with an estimate of the value of TSS/Vortech’s customer relationships for purposes of purchase price allocations, has informed FAAC that, in BVC’s experience, a period of seven to 10 years is typically a reasonable estimate of the useful lifetime of customer relationships.

Accordingly, based on the experience of Mr. Rosato and Mr. Gallagher in TSS/Vortech’s industry and with specific customers of TSS/Vortech, the nature of the services provided by TSS/Vortech and the information provided by BVC, FAAC believes that the 10 year life assigned to customer intangibles is appropriate.

Information About TSS/Vortech, page 84

15.
We reissue comment 19 from our letter of September 22, 2006. We note the assertion contained in your response that past compensation would “have no relation to [Mr. Rosato’s and Mr. Gallagher’s] compensation following an acquisition”. However, the disclosure required by Item 402 does not appear to be limited to disclosure that relates to compensation following a business combination. Moreover, the historical business operations of the target and the compensation of its control persons would appear to be material information useful for investors contemplating their vote with respect to the transaction as the same persons will be involved with the post-acquisition operation of the company. Please include the disclosure required by Item 402 of Reg. S-K for TSS/Vortech with respect to Mr. Rosato and Mr. Gallagher.

Response: In response to this comment, TSS/Vortech has provided on page 104 of Amendment No. 2 a summary compensation table showing Mr. Rosato’s and Mr. Gallagher’s historical compensation for 2003 through 2005.

Historical Financial Statements of Vortech, LLC and VTC, LLC pages F-5 through F-8

16.
There appear to be footing errors in the 2003 and 2004 statements of operations. Please recheck these numbers and revise to correct as necessary. Revise the statements of cash flow and members’ equity for consistency.

John Reynolds
John Zitko
December 8, 2006

Response: FAAC has revised the disclosure on page F-5 in response to this comment.

17.
Please disclose on the face of the historical financial statements that a restatement has occurred. Provide an explanatory note as required by APB 20. Please also advise the independent accountant that the audit report should be revised to refer to the restatement and be either dual-dated or redated.

Response: FAAC has revised the disclosure on pages F-4 through F-7, F-14 and F-15 in response to this comment and the audit report on page F-3 has been revised as requested.

Note 1 - Nature of Business and Significant Accounting Policies, page F-9

18.
We note your response to prior comment 25. With respect to CSI Engineering, Chesapeake Tower Systems and CTS Services, please tell us how you evaluated whether such entities were within the scope of paragraph 4(h) of FIN 46(R), and if so, how you evaluated whether the entities were variable interest entities that should be consolidated by Vortech. Discuss the economic substance of each entity apart from its relationship with Vortech and its owners. Revise your disclosures as appropriate.

Response: TSS/Vortech has evaluated whether CSI Engineering, Chesapeake Tower Systems, Inc. and CTS Services, LLC (the companies) should be consolidated with the financial statements of TSS/Vortech and have concluded they should not be consolidated.

The basis for this conclusion follows. Based on the contractual arrangements between TSS/Vortech and the companies (and in the case of Chesapeake Tower Systems, Inc. and CTS Services, LLC, the majority ownership by Mr. Rosato), we understand why the Staff might view a variable interest as existing. However, the characteristics listed below indicate they are not variable interest entities as described in paragraph 5 of FIN 46(R):

•	each organization is well capitalized and able to finance its activities independent of its relationship with TSS/Vortech;

•	the businesses each operate independently with separate management decision making;

•	each company is obligated to absorb any expected losses;

•	each company has the right to receive residual returns; and

John Reynolds
John Zitko
December 8, 2006

•	the entities each have substantive voting rights.

Each of these companies is managed by a group of separate individuals, has a separate accounting information system, separate bank accounts and credit relationships, and is in a location separate from TSS/Vortech. All of them were established prior to TSS/Vortech and have a distinct customer base. The majority of each company’s business is derived from customers other than TSS/Vortech.

With respect to Chesapeake Tower Systems, Inc. and CTS Services, LLC, Mr. Rosato is the majority owner and acts in a capacity as a member of its governing board, which has delegated all decision making authority to the management teams.

With respect to CSI Engineering, Mr. Gallagher is a minority shareholder with no other financial interests other than ownership, and he has no decision making authority. In accordance with paragraph 4 of FIN 46(R), this entity does not need to be evaluated by the reporting enterprise to determine if the entity is a variable interest entity.

Based on the above, TSS/Vortech respectfully submits that these companies should not be consolidated with TSS/Vortech.

19.
We note your response to prior comment 26. As discussed in paragraph 9 of SFAS 131, the segment disclosure requirements are applicable to companies that are required to file financial statements with the Commission. We believe that this definition includes the financial statements of privately-held target companies that are required to be included in a proxy statement or registration statement. Accordingly, please tell us how you evaluated the requirements of SFAS 131 to determine whether segment disclosures were required, and revise your disclosures as appropriate.

Response: TSS/Vortech respectfully submits that the operations of VTC, L.L.C. and Vortech, LLC are in fact a single segment and that, even if they were not, requiring segment treatment would not be required under long-standing Staff positions.

TSS/Vortech respectfully advises the Staff that both VTC, L.L.C. and Vortech, LLC provide design and construction services to a similar customer base and use similar methods to provide these services to their customers. The two entities share assets, technology tools and personnel interchangeably, serve many of the same customers, and are managed as a single business. In addition Vortech, LLC will merge into VTC, L.L.C. effective December 31, 2006, and in 2007 operations will exist only in VTC, L.L.C. As a result of this merger and the elimination of the separate entities, separate financial information relating to VTC and Vortech will no longer be provided to the Chief Operating Decision Maker. Instead, the management information will be consistent with the existence of a single business.

John Reynolds
John Zitko
December 8, 2006

The operation and internal reporting of what are now the operations of VTC, L.L.C. and Vortech, LLC as a single business unit will be carried on following the acquisition.

Based on the foregoing, TSS/Vortech respectfully submits that, under the criteria set forth in SFAS 131, segment treatment is not appropriate.

Further, TSS/Vortech respectfully submits that the Staff’s position is contrary to the guidance provided in the SEC Staff Accounting Training Manual and is not supported by long-standing Staff positions. In particular, Topic 2 I.A.3 provides that:

a) Financial statements of the acquired business are generally the same as those as if the acquired company were a registrant as described in Topic One, except that the number of years of audited statements of operations is determined by the level of significance (Section D below). Refer to Section F regarding age of financial statements.

Exceptions: Segment information under FAS 131 and employers' disclosures about pensions and other post retirement benefits are not required for nonpublic acquired businesses. [FAS 131, par.9; FAS 132, par. 8] Earnings per share under FAS 128 is not required for acquired businesses that do not have publicly held common stock or potential common stock. [FAS 128, par.1]

Based on this guidance, FAAC respectfully requests that the Staff reconsider its comment and agree with FAAC’s position that segment information under FAS 131 is not required.

Note 13 - Discontinued Operations, page F-15

20.
We note your responses to prior comments 24 and 29. Please tell us and revise your disclosures as appropriate to clarify the following with respect to the discontinued operations of S3 Integration: (i) tell us why the note payable to VTC is recorded as contra equity, rather than as a liability of the discontinued operation, (ii) disclose the nature of the transactions that resulted in the gain of $558,955 upon the transfer of the Division, and (iii) it does not appear that the presentation of the cash flows relating to the discontinued operations meets the requirements outlined in footnote 10 of SFAS 95 and CPCAF Alert #98. Identify the owners of S3 Integration LLC, the entity to which the S3 Division was transferred, describe the nature and amount of consideration received from S3 Integration LLC in connection with the transfer, and explain why gain recognition was warranted. Please clarify and revise your disclosures accordingly.

John Reynolds
John Zitko
December 8, 2006

Response: With respect to the discontinued operations, TSS/Vortech notes the following explanations and the requested disclosures provided by TSS/Vortech as referenced below:

(i) The note receivable from S3 Integration, LLC (“S3I”) has been classified as contra equity to reflect the intention of VTC, L.L.C. upon the closing of the acquisition to record the balance of the note as a distribution to the members, and, as such, does not meet the definition of an asset as there will be no continuing benefit to VTC, L.L.C. of this balance.

(ii) TSS/Vortech has revised the financial statements on pages F-14 and F-15 to include details about the transactions that resulted in the gain of $558,955 being recorded upon the transfer of the division.

(iii) TSS/Vortech respectfully submits that the cash flows from discontinued operations were not separately disclosed on the previously submitted statement of cash flows, and, as such, the matters discussed in footnote 10 of SFAS 95 and CPCAF Alert #98 are not applicable. The sole effect on the statement of cash flows related to the discontinued operations is the non-cash adjustment to operating cash flows for the gain recognized upon the disposal transaction.

The owners of the remaining 70% of S3I are members of the S3I management team, who are not involved with any other companies affiliated with TSS/Vortech or Mr. Rosato or Mr. Gallagher. The consideration paid by S3I was the assumption of liabilities, including the note. The names of these individuals will be provided to the staff on a supplemental basis. TSS/Vortech believes gain recognition is warranted because VTC, L.L.C. has no legal or other responsibility to satisfy the liabilities assumed and will have no continuing involvement in S3I.

Fortress America Acquisition Corporation financial statements, page F-30

21.
We note your response to prior comment 30, and Exhibit 4.5 to the Form 10-QSB filed on November 13, 2006. However, we do not believe that the filed clarification agreement supports equity classification of the warrants under paragraph 17 of EITF 00-19. We note that the revised language does not specify both of the following: (i) that the warrants may expire unexercised or unredeemed if there is no effective registration statement and (ii) that there are no circumstances under which you will be required to net cash settle the warrants. Please advise or revise accordingly.

John Reynolds
John Zitko
December 8, 2006

Response: FAAC and the warrant agent under the warrant agreement have entered into a second clarification agreement that amends the warrant agreement, effective as of the date of the warrant agreement, by adding the following:

Furthermore, (i) if a Warrant has not previously been exercised and if there is no then current and effective registration statement under the Act covering the Warrant on the Expiration Date, the Warrant will expire unexercised and unredeemed on the Expiration Date and (ii) under no circumstances will the Company be obligated to pay registered holders any cash or other consideration or otherwise “net cash settle” the Warrants.

Based on the second clarification agreement, FAAC believes that equity classification of the warrants is appropriate.

22.
We note your response to prior comment 31, and Exhibit 4.6 to the Form 10-QSB filed on November 13, 2006. However, we do not believe that the filed clarification agreement supports equity classification of the unit purchase option (“UPO”) under paragraph 17 of EITF 00-19. We note that the revised language does not specify both of the following: (i) that the UPO may expire unexercised or unredeemed if there is no effective registration statement and (ii) that there are no circumstances under which you will be required to net cash settle the UPO. Please advise or revise accordingly.

Response: FAAC and its underwriter have entered into a second amendment agreement that amends the UPO to provide the following:

5.3 No Net-Cash Settlement or Damages Upon Failure of Registration. (i) If the Purchase Option has not previously been exercised and if there is no then current and effective registration statement under the Act covering the Purchase Option and the other Registrable Securities, the Purchase Option will expire unexercised and unredeemed on the Expiration Date. (ii) Under no circumstances shall the Holder of this Purchase Option be entitled to (a) net-cash settlement of this Purchase Option or the Warrants underlying the Purchase Option, regardless of whether any or all of the Registrable Securities have been registered by the Company pursuant to an effective registration statement, or (b) receive any damages if any or all of the Registrable Securities have not been registered by the Company pursuant to an effective registration statement. (iii) The Holder of this Purchase Option will not be entitled to exercise this Purchase Option or the Warrants underlying this Purchase Option unless a registration statement covering the Registrable Securities is effective or an exemption from registration is available. (iv) The foregoing provisions of this Section 5.3 do not relieve the Company of its obligation to use its best efforts to have a registration statement or post-effective amendment filed pursuant to Section 5.1 declared effective as soon as possible after receiving the Initial Demand Notice.

John Reynolds
John Zitko
December 8, 2006

Based on the second amendment agreement, and similar amendments that FAAC is seeking, and believes it will obtain, from each person holding a UPO as a result of a transfer from the underwriter, FAAC believes that equity classification of the UPO is appropriate.

23.
Please revise the registration statement to provide specific disclosures regarding the conditions under which net cash settlement of the warrants would be permitted or required. If true, state that (i) the warrants may expire unexercised or unredeemed if there is no effective registration statement and (ii) that there are no circumstances under which you will be required to net cash settle the warrants. Also, revise to provide similar disclosures with respect to the UPO.

Response: FAAC believes that this comment was intended to refer to the proxy statement rather than the registration statement. In response to this comment so interpreted, FAAC has revised the disclosure on pages 112 and 113 and on page F-42.

1934 Act Periodic Reports

24.
We note your response to prior comment 33. However, we note that no revisions to your disclosures under Item 307 of Regulation S-B were made in the Form 10-QSB for the period ended September 30, 2006 filed on November 13, 2006. Please note that there is no requirement to provide a definition of disclosure controls and procedures under Item 307 of Regulation S-B. However, to the extent that a definition is provided, the entire definition under Exchange Act Rule 13a-15(e) must be provided, and a clear conclusion regarding effectiveness with respect to each component must be made. We note that your disclosures provide a conclusion regarding effectiveness with respect to only a partial definition of disclosure controls and procedures. Please advise or revise your disclosures accordingly.

Response: FAAC regrets this oversight. FAAC will promptly file an amendment to its 10-QSB for the quarter ended September 30, 2006 that is responsive to this comment, and will observe this comment on an ongoing basis in future Exchange Act filings to which this comment is applicable.

25.
We note your response to prior comment 34. We note that a restated 10-QSB for the period ended June 30, 2006 was filed on November 16, 2006. Please tell us how you evaluated the impact of the restatements on your conclusions regarding the effectiveness of your disclosure controls and procedures, and revise your disclosures as appropriate.

John Reynolds
John Zitko
December 8, 2006

Response: The Form 10-QSB/A filed by FAAC on November 16, 2006 reflected the reclassification of approximately $77,167 in expenditures for legal services from operating costs to deferred acquisition costs. FAAC had concluded that such expenditures should, in the future, be classified as deferred acquisition costs and prepared and filed the Form 10-QSB/A in order to provide investors with historical financial information consistent with its current and future financial disclosures. FAAC views the amount of the reclassification as inconsequential and, accordingly, does not believe that the filing of the Form 10-QSB/A reflects any material weaknesses or significant deficiencies in its disclosure controls or procedures.

* * *

We appreciate the Staff’s attention to the Proxy Statement and the opportunity to provide the foregoing responses to the Staff’s comments. If you wish to discuss any of the foregoing responses to your comments, please call me at (614) 365-2805.

Sincerely, Michael B. Gardiner

cc:	Harvey Weiss, Fortress America Acquisition Corporation
Carlton Tartar, Securities and Exchange Commission
Michael Karney, Securities and Exchange Commission